Filed Under Rule 433
Registration No. 333-135813

GE Interest Plus® P.O. Box 6294 Indianapolis, IN 46206-6294 March 9, 2009
Notice of Redemption — Immediate Action Required to Avoid Return of Your Investment
Dear GE Interest Plus Investor,
This notice contains important information concerning your investment in GE Interest Plus and how to avoid an interruption of our services to you. GE Interest Plus Notes (the “Notes”) are subject to optional redemption by General Electric Capital Corporation (“GE Capital”) upon at least 30 days notice. GE Capital is hereby providing you written notice that your Notes will be redeemed in full on April 24, 2009 (the “Redemption Date”) and that on and after the Redemption Date, interest on the redeemed Notes will cease to accrue.
Unless we receive written notice from you as described below under “How to Keep Your Funds in GE Interest Plus” by April 23, 2009, the principal amount of your investment in the Notes will be returned to you, together with unpaid interest thereon to, but not including, the Redemption Date, less any tax withholding. Any such payment will be made by check mailed on the Redemption Date to you at your address as it appears on our records. If your funds are so returned, they will not be available to pay checks or other redemption orders received on or after the Redemption Date.
We are redeeming your Notes in order to remove a restrictive covenant applicable to investments in Notes that were made prior to August 15, 1996. This covenant limits the ability of GE Capital and certain subsidiaries to pledge property or assets to secure debt without equally and ratably securing Notes issued prior to August 15, 1996. As more than 98% of the outstanding principal amount of the Notes do not have the benefit of this covenant, our action will put all our investors on equal footing.
How To Keep Your Funds in GE Interest Plus:
Reinvesting will keep your account and its features in place and allow your funds to continue to earn interest without interruption. By returning the attached form before April 23, 2009, the amount of principal of your redeemed Notes, together with unpaid interest thereon to, but not including, the Redemption Date, will be immediately reinvested in Notes on the Redemption Date. These new Notes will not have the benefit of the restrictive covenant referred to above. Your investment in new Notes will earn interest at the current interest rate beginning on the Redemption Date so that you will not lose even a day’s interest as a result of redemption and reinvestment. The account number for your new Notes will not change and your checks and all facilities that you have established with respect to your account such as Wire Redemption, Quick Transactions, and Payroll Deduction will remain effective.
For your convenience, we have enclosed a postage-paid, self-addressed envelope. Please use this envelope to return the form to us right away to avoid any disruption in our service to you. If you have any questions about this transaction or your GE Interest Plus account, you may contact representatives dedicated to this effort toll-free in the U.S. at 1-888-433-3573. Representatives are available to assist you Monday through Friday, from 8:30 a.m. to 5 p.m. Eastern Time.
Sincerely,
GE Interest Plus

Election to Keep Funds in GE Interest Plus
Directions:
•	To avoid the return of your GE Interest Plus investment in the account number noted below, the account owner(s), Trustee(s) or Custodian must sign and return this form to us as soon as possible.

•	For joint owners, only one owner must sign the form unless two signatures are required for check redemption, in which case two signatures are required.

•	Mail the form in the enclosed postage paid reply envelope.

Account Number:

Registered to:

I Am Electing To Keep My Funds in GE Interest Plus

I (we) have received and reviewed the Notice of Redemption dated March 9, 2009 with respect to my (our) GE Interest Plus Notes in the GE Interest Plus account number noted above and hereby elect to re-invest all proceeds from the redemption of my (our) Notes in new GE Interest Plus Notes, such investment to be effective on the Redemption Date as described in said Notice. I (we) have reviewed the Prospectus for GE Interest Plus available at www.geinterestplus.com/pdf/prospectus.pdf

I (we) understand my (our) account information and registered account address will remain the same.

Signature of Owner, Trustee or Custodian	Date

Signature of Joint Owner (if applicable)	Date
GE Interest Plus is an investment in the senior, unsecured corporate debt of the General Electric Capital Corporation. You should note that GE Interest Plus Notes are not a money market fund, which is generally a diversified fund consisting of investment in short term debt securities of many companies. Unlike bank accounts and certificates of deposit, GE Interest Plus is not an FDIC-insured deposit and it is not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program. It is possible to lose money if GE Capital is unable to pay its debts. Please see the prospectus for important investment information.
The issuer has filed a registration statement (including a prospectus) [Registration Statement No. 333-135813] with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter, or any dealer participating in the offering will arrange to mail you the prospectus if you request it by calling toll free 1-800-433-4480.